FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                December 16, 2005

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: December 16, 2005
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary






Smith & Nephew realises investment in BSN medical


16 December 2005


Smith & Nephew plc (LSE: SN, NYSE: SNN) announced earlier today the signing, together with Beiersdorf AG its joint venture partner, of an agreement to sell BSN medical ("BSN") for an enterprise value of EUR1030 million to Montagu Private Equity. Completion of the transaction is conditional upon competition clearances being received and is expected to take place in the first quarter of 2006.


Smith & Nephew expects its share of the proceeds to be around EUR495 million (GBP330 million) in cash, after adjusting for net debt of BSN and certain other items, and will be applied in repaying group borrowings. Net assets subject to disposal are GBP145 million and the gain on disposal will be around GBP170 million, after transaction costs of around GBP15 million, and will be accounted for on completion. Cash tax of around GBP20 million will be payable on the transaction.


Commenting on the sale, Sir Christopher O'Donnell, Chief Executive of Smith & Nephew, said:


"We established BSN with Beiersdorf in 2001 as a planned exit from our lower growth hospital supply businesses. Over the last five years through business rationalisation it has established itself as a highly profitable business and a market leader in many of its markets. We are very pleased to have achieved this sale at a value which represents nearly twice the revenues of the business for the current year."


Commenting on the effect of the sale on Smith & Nephew, Peter Hooley, Finance Director, said:


"The sale of BSN enhances the growth prospects and the financial strength of Smith & Nephew to continue to invest in expanding its businesses. The profits of BSN, which are accounted for on an equity basis, are expected to contribute approximately GBP161/2m after tax to group earnings in 2005. Whilst the sale of BSN is expected to dilute Smith & Nephew's growth in adjusted earnings per share by just under 4%, in 2006, it is expected in subsequent years to augment that growth by approaching 1% per annum."


Enquiries

Investors/Media

Liz Hewitt                                             Tel: +44 (0) 20 7401 7646

Smith & Nephew Group Director Corporate Affairs


About us


Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.


Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of GBP1.25 billion.


Forward-Looking Statements


This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and operating margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.


All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.